UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STERIS Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

859152100

(CUSIP Number)

Norman J. Harrison

Breeden Capital Management LLC

100 Northfield Street

Greenwich, Connecticut 06830

(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,067,321

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,067,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,067,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.16%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,917,724

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,917,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,917,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.70%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 76,782

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 546,210

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 546,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 546,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.88%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,526,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,526,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.46%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,526,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,526,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.46%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,540,716

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,540,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,540,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.70%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 859152100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,067,321

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,067,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,067,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.16%

14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”) with the Securities and Exchange Commission on February 8, 2008 (as amended, the “Schedule 13D”), relating to the common shares, no par value (“Common Shares”), of STERIS Corporation, an Ohio corporation (the “Company”). The Delaware Fund, the California Fund, the California II Fund (as defined herein) and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” Terms defined in the Schedule 13D are used herein with the same meaning.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed by and on behalf of the Delaware Fund, the California Fund, the Offshore Investors Fund, the General Partner, the Advisor, Mr. Breeden and Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”).

The address of the principal office of the California II Fund is 100 Northfield Street, Greenwich, CT 06830.

The California II Fund is principally involved in the business of investing in securities.

During the last five years, the California II Fund has not, and, to the best of its knowledge, none of its officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 5,067,321Common Shares reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $119.4 million. The Common Shares that are reported on this Statement on Schedule 13D were acquired with investment capital of the Fund.

ITEM 4.	PURPOSE OF TRANSACTION.

On April 23, 2008, the Reporting Persons entered into an Agreement (the “Agreement”) with the Company, which Agreement is filed as Exhibit 1 hereto, and incorporated herein by reference.

Pursuant to the terms of the Agreement, the Company agreed that the Company and the Board of Directors of the Company (the “Board”) would (i) increase the size of the Board from ten to twelve directors and (ii) appoint as directors Richard C. Breeden (a Reporting Person) and Robert H. Fields, each with a term expiring at the 2008 annual meeting of the shareholders of the Company (the “2008 Annual Meeting”). Effective as of April 23, 2008, the Company did appoint Messrs. Breeden and Fields as directors of the Company.

The Company has further agreed that the Company and the Board will cause the slate of nominees standing for election to the Board at the 2008 Annual Meeting to include each of Messrs. Breeden and Fields.

The Company also agreed that concurrently with their respective appointments as members of the Board, the Board will appoint (i) Mr. Breeden as a member of the Board’s Compensation and Corporate Governance Committee and (ii) Mr. Fields as a member of the Board’s Audit and Financial Policy Committee.

The Agreement further provides that commencing on the appointment of Messrs. Breeden and Fields as members of the Board and thereafter for so long as Messrs. Breeden and Fields are serving as members of the Board, none of the Reporting Persons, nor Mr. Fields nor any of their respective affiliates, will (i) with respect to the Company or its Common Stock, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the

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SEC) of proxies or consents (whether or not relating to the election or removal of directors); (ii) seek to advise, encourage or influence any person with respect to the voting of any Common Stock (other than affiliates); (iii) except as specifically and expressly set forth in the Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board; (iv) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, or otherwise communicate with the Company’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Act; or (v) make, publish, or provide, or encourage, influence or advise any other person to make, publish, or provide, any public statement or information disparaging or negative toward the business, products, reputation, competence, operation or governance of the Company, its Affiliates, Board, officers, directors or employees, without regard to the truth or falsity of the statement.

The Reporting Persons have further agreed that commencing on the appointment of Messrs. Breeden and Fields as members of the Board and thereafter for so long as Messrs. Breeden and Fields are serving as members of the Board, the Reporting Persons shall cause all shares of Common Stock beneficially owned by them and their affiliates to be voted in favor of the slate of directors proposed by the Board at the 2008 Annual Meeting, in favor of any subsequent slate of directors recommended by the Board, and in favor of any Company proposals recommended by the Board and required by law or exchange requirement to be submitted to a vote of shareholders.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)     The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Delaware Fund owned 546,210 shares of Common Shares both beneficially and as direct owner, representing approximately 0.88% of the outstanding Common Shares; the California Fund owned 2,917,724 Common Shares both beneficially and as direct owner, representing approximately 4.70% of the outstanding Common Shares; the California II Fund owned 76,782 Common Shares both beneficially and as direct owner, representing approximately 0.12% of the outstanding Common Shares; and Holdco owned 1,526,605 Common Shares both beneficially and as direct owner, representing approximately 2.46% of the outstanding Common Shares. As of the date hereof, the 5,067,321 Common Shares beneficially owned in the aggregate by the Fund, which Common Shares may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 8.16% of the Company’s Common Shares. All percentages set forth in this paragraph relating to beneficial ownership of Common Shares are based upon 62,065,799 shares outstanding, which is the total number of shares outstanding as of January 31, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund and the California II Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all the Common Shares that are owned beneficially and directly by the Delaware Fund, the California Fund and the California II Fund. The Advisor, as investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the key Principal of the Offshore Investor Funds, may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by each Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund, the California II Fund and Holdco each disclaims beneficial ownership of the shares of the Common Shares held directly by the others.

(c)         Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in Common Shares since the most recent filing of the Schedule 13D.

(d)         Not applicable.

(e)         Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for a description of the Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement, dated as of April 23, 2008, by and among the Reporting Persons and the Company.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2008

BREEDEN PARTNERS L.P.

By: Breeden Capital Partners LLC,

        General Partner

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By: Breeden Capital Partners LLC,

        General Partner

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By: Breeden Capital Partners LLC,

        General Partner

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Managing Member

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BREEDEN CAPITAL MANAGEMENT LLC

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:  /s/ Richard C. Breeden

          Richard C. Breeden

          Key Principal

 /s/ Richard C. Breeden

     Richard C. Breeden

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Schedule I

TRANSACTIONS SINCE THE MOST RECENT SCHEDULE 13D

The following table sets forth all transactions with respect to Common Shares effected by the Reporting Persons since the most recent filing of the Schedule 13D on March 12, 2008. All such transactions were effected in the open market.

Transaction Date	Shares Purchased for the Account of the Delaware Fund	Shares Purchased for the Account of the California Fund	Shares Purchased for the Account of Holdco	Shares Purchased for the Account of the California II Fund	Price per Share
4/17/08	27,017	67,693	0	68,395	$26.31
4/17/08	3,313	8,300	0	8,387	$26.02

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